

July 22, 2013

Via E-mail
Jeffrey Weiner
Chief Executive Officer and Director
LinkedIn Corporation
2029 Stierlin Court
Mountain View, California 94043

   Re: LinkedIn Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed February 19, 2013
     File No. 001-35168

Dear Mr. Weiner:

  We have reviewed your letter dated June 14, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 30, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 36

1. You state in your response to prior comment 1 that a potential indicator that would signal a substitution to mobile from desktop would be if desktop page view growth materially deteriorated versus trends in other key metrics. Please clarify whether the number of page views as disclosed on page 38 includes both desktop and mobile views. Also, tell us if you have the ability to separately track the number of page views from desktop versus mobile. If so, please supplementally provide us with the breakdown of this information

for the last two fiscal years and the subsequent interim periods and include a discussion of any noted trends.

2.   We note your response to prior comment 2, and the following:

- In the first quarter of fiscal 2013, revenue from international markets represented 38% of total revenue, and as of January 9, 2013, 64% of your members were located outside the United States;
- Management expects international revenue to increase on an absolute basis and as a percentage of revenue as you continue to focus on making your platform available in more languages and further developing your brand across various international geographies;
- Management expects to continue to expend substantial financial and other resources on international expansion in an effort to increase your member base, engagement, and sales;
- Management believes that the growth in the number of registered members is an important indicator of expected revenue growth and informs its decisions with respect to areas of your business that will require further investment to support expected future membership growth;
- Management uses the numbers of unique visitors and page views as key indicators of growth in brand awareness and member engagement, and believes that they will be driven, in part, by your international expansion;
- Management believes that the number of Corporate Solutions customers is a key indicator of market penetration and the productivity of your field sales organization; and In emerging markets, such as India, you price products at lower levels to better reflect the economic market differences.

These suggest that key metrics and revenues by product on a geographic basis are material to an understanding of your business. In addition, it is unclear how disclosing key metrics and product revenue by geography "could potentially mislead investors" if the quantitative disclosure is accompanied by qualitative disclosure that explains the staggered timeline you use to monetize specific regions and discusses the current development stage of each geographic region. Please address this in future filings.

Results of Operations, page 43

3.   In your response to comment 9 in your letter dated April 24, 2013, you indicated that the aggregate number of premium subscribers is not a meaningful metric for investors because of the broad range of products that you offer and their respective price points. Please explain further why an increase in the number of registered members with an expected proportionate increase in the number of premium subscribers as indicated in your current response to prior comment 3 is meaningful to understanding your Premium Subscriptions revenue considering the broad range of products and price points previously noted. In addition, to the extent that registered members are a key metric used

to analyze and understand fluctuations in your Premium Subscriptions revenues, please explain further how this relationship is evident from your current disclosures where you state that the increase in your Premium Subscriptions revenue is the result of an "increase in the number of premium subscribers due to increases in engagement, as evidenced by our key metrics."

4.   In addition, in your response to prior comment 3 you indicate that you review revenue by individual Premium Subscription product when analyzing your Premium Subscriptions revenue stream.   Please provide us with the breakdown of this revenue stream by Premium Subscription product for the last two fiscal years and the subsequent interim periods and explain how changes in product mix impacted such revenues. Also, tell us your consideration to provide quantifiable information relating to your Premium Subscription product mix in future filings or explain further why you do not believe this information is meaningful to investors.

You may contact Megan Akst, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or in his absence, Evan Jacobson, Staff Attorney, at (202) 551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3499.\

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

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